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                             May 8, 2024

       Timothy Bridgewater
       Chief Executive Officer
       Zeo Energy Corp.
       7625 Little Rd, Suite 200A
       New Port Richey, FL 34654

                                                        Re: Zeo Energy Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 17,
2024
                                                            File No. 333-278769

       Dear Timothy Bridgewater:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed April 17, 2024

       Cover Page

   1. We note that you are registering 500,000 shares of your common stock issued to Sun
                                                        Managers, LLC. Disclose
the price that the selling securityholders paid for such shares of common stock.
 Timothy Bridgewater
FirstName
Zeo EnergyLastNameTimothy   Bridgewater
            Corp.
Comapany
May  8, 2024NameZeo Energy Corp.
May 8,
Page 2 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
76

2. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at 202-551-8337 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Adam Berkaw, Esq.